FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS SECOND QUARTER RESULTS

TORONTO, Ontario (July 19, 2004) – Masonite International Corporation today announced its results for the second quarter ended June 30, 2004. Masonite International Corporation reports in U.S. dollars.

Second Quarter Highlights

☐ Earnings per share increases 29.4% to $0.66

☐ Net Income increases 32.4%

☐ Sales increase 23.5% to $564.6 million, highest quarterly revenue in Company history

☐ EBITDA increases 21.3%

☐ EBITDA margin decreases to 13.05% from 13.30%

☐ EBIT increases 21.4%

☐ EBIT margin decreases to 10.48% from 10.66%

Six Month Highlights

☐	Earnings per share increases 31.5% to $1.17

☐	Net Income increases 34.1%

☐	Sales increase 20.2% to $1.033 billion

☐	EBITDA increases 22.9%

☐	EBITDA margin increases to 13.03% from 12.75%

☐	EBIT increases 25.0%

☐	EBIT margin increases to 10.37% from 9.97%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Three Months Ended

	6/30/04	6/30/03	Increase
SALES	$564.6	$457.0	23.5%
EBITDA	$73.7	$60.8	21.3%
EBIT	$59.1	$48.7	21.4%
NET INCOME	$36.2	$27.3	32.4%
EPS	$0.66	$0.51	29.4%
DILUTED EPS	$0.65	$0.50	30.0%
AVERAGE SHARES (000’s)	54,789	53,706

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Six Months Ended

	6/30/04	6/30/03	Increase
SALES	$1,032.5	$859.2	20.2%
EBITDA	$134.6	$109.5	22.9%
EBIT	$107.1	$85.7	25.0%
NET INCOME	$63.9	$47.7	34.1%
EPS	$1.17	$0.89	31.5%
DILUTED EPS	$1.14	$0.87	31.0%
AVERAGE SHARES (000’s)	54,746	53,607

Sales for the three month period ended June 30, 2004 were $564.6 million, a 23.5% increase over the $457.0 million reported in the same period in 2003. For the six months ended June 30, 2004 sales were $1,032.5 million, a 20.2% increase over the $859.2 million reported in the same period in 2003.

Net income for the three month period ended June 30, 2004 was $36.2 million compared to $27.3 million reported in the same period in 2003. Earnings per share were $0.66 for the three month period compared to $0.51 per share in the same period in the prior year. Net income for the six month period ended June 30, 2004 was $63.9 million compared to $47.7 million reported in the same period in 2003. Earnings per share were $1.17 for the six month period compared to $0.89 per share in the same period in the prior year.

Philip S. Orsino, President and Chief Executive officer stated, “We are very pleased that our organic sales growth of 12% for the first half of the year exceeded our 7 to 10% target. We are also pleased with the 30% growth in earnings per share despite the fact that margins declined slightly in the quarter. The margin decline occurred because of the timing of material, transportation and other cost increases not being offset by corresponding price increases. Assuming costs remain relatively stable for the rest of the year, we expect improvement in margins in the third and fourth quarters.”

On June 17, 2004 the Company completed the transaction to acquire 75% of Kronodoor for net cash consideration of $22.2 million. Masonite used senior bank financing to complete the acquisition. Kronodoor is a leading door manufacturer serving Central and Eastern European markets, with manufacturing facilities in the Czech Republic and Poland and annual revenue of approximately $35 million. During the second quarter, the Company also announced that it has signed a definitive agreement to acquire, for $25 million, a 50% equity interest in a state of the art wood composite molded door facing manufacturing facility from a subsidiary of Samling Strategic Corporation. Located in Bintulu, Sarawak, Malaysia, the facility is capable of producing approximately 8 million molded door facings annually and is strategically positioned to serve customers throughout Asia. The molded door facing business will remain an autonomous independent entity and will continue to serve existing customers who will benefit from Masonite’s wood composite expertise and its full line of wood composite molded door products. As part of the transaction, Masonite has signed a long-term supply agreement under which it will utilize directly, or through sale to other customers worldwide, the production output of the plant. The transaction was completed on July 12, 2004.

Philip S. Orsino, Masonite’s President and Chief Executive Officer, stated, “These two initiatives play an integral role in the continuation of our strategy to be the leader in the door business worldwide. Masonite holds the unique, global position of manufacturing wood composite molded door facings in North America, South America, Europe and Asia. The two transactions and related partnerships provide Masonite with significant opportunities in the world’s emerging high growth markets. They will enable us to take advantage of the expected high penetration rate of wood composite molded doors and door components. We are fortunate to have developed excellent relationships with our new partners, both of which have unique capabilities and hold leadership positions in their respective markets. All three organizations have tremendous global depth and together are well positioned to benefit from the expansion in new construction and home improvement underway in Eastern Europe and Asia.”

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 75 facilities in sixteen countries in North America, South America, Europe, Asia and Africa and has approximately 14,000 employees. The Company sells its products to customers in over 50 countries.

This press release and other written reports and oral statements made by the Company may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects”, “plans”, “will”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address, but may not be limited to, the Company’s growth strategy and financial results. Readers must carefully consider any such developments to differ materially from the Company’s forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company disclaims any responsibility to update these forward-looking statements.

This press release contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Increasingly, the investment and banking industries calculate and analyze the performance of a company using measurements such as debt-to-equity ratio, EBITDA, EBIT and earnings measures excluding non-recurring items. In this press release EBITDA is defined as earnings before depreciation and amortization; other (income) expense; interest; income taxes; and non-controlling interest, EBIT is defined as earnings before other (income) expense; interest; income taxes; and non-controlling interest. EBITDA and EBIT margin are defined as EBITDA and EBIT divided by sales, respectively.

For more information contact:

Mr. Paul Bernards
Executive Vice President and
Chief Financial Officer
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of six months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2004	2003
Sales	$1,032,534	$859,172
Cost of sales	807,433	666,846

	225,101	192,326
Selling, general and administration	90,527	82,810

Income before the undernoted	134,574	109,516
Depreciation and amortization	27,470	23,838

Income before other expense, interest and income taxes	107,104	85,678
Other expense	1,196	330
Interest	17,903	18,266

	88,005	67,082
Income taxes	21,300	17,061

	66,705	50,021
Non-controlling interest	2,770	2,338

Net income	63,935	47,683

Retained earnings, beginning of period	403,525	295,854

Retained earnings, end of period	$467,460	$343,537

Earnings per share:
Basic	$1.17	$0.89

Diluted	$1.14	$0.87

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2004	2003
Sales	$564,567	$456,955
Cost of sales	443,847	354,157

	120,720	102,798
Selling, general and administration	47,033	42,027

Income before the undernoted	73,687	60,771
Depreciation and amortization	14,546	12,070

Income before other (income) expense, interest and income taxes	59,141	48,701
Other (income) expense	(534)	101
Interest	9,338	9,399

	50,337	39,201
Income taxes	12,372	10,066

	37,965	29,135
Non-controlling interest	1,774	1,796

Net income	36,191	27,339

Retained earnings, beginning of period	431,269	316,198

Retained earnings, end of period	$467,460	$343,537

Earnings per share:
Basic	$0.66	$0.51

Diluted	$0.65	$0.50

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30	December 31
	2004	2003
ASSETS
Cash	$171,611	$129,676
Accounts receivable	289,389	258,264
Inventories	342,657	321,145
Prepaid expenses	25,712	17,185
Current future income taxes	29,137	29,318

	858,506	755,588

Property, plant and equipment	811,338	752,110
Goodwill and other intangibles	284,071	130,475
Other assets	57,616	46,663
Long-term future income taxes	4,408	8,315

	1,157,433	937,563

	$2,015,939	$1,693,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$11,634	$6,608
Accounts payable and accrued liabilities	346,904	301,484
Income taxes payable	24,237	27,013
Current portion of long-term debt	56,849	35,498

	439,624	370,603
Long-term debt	616,574	447,260
Long-term future income taxes	118,229	106,662
Non-controlling interest	43,918	35,986

	1,218,345	960,511

Share capital	270,822	266,870
Contributed surplus	441	191
Retained earnings	467,460	403,525
Cumulative translation adjustments	58,871	62,054

	797,594	732,640

	$2,015,939	$1,693,151

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of six months ended June 30
(In thousands of U.S. dollars)

	2004	2003
Cash provided by (used in) operating activities
Net income for the period	$63,935	$47,683
Depreciation and amortization	27,470	23,838
Non-controlling interest	2,770	2,338
Cash reinvested in working capital and other	(6,494)	(90,682)

	87,681	(16,823)

Cash provided by (used in) investing activities
Proceeds from sale of assets	418	2,239
Acquisitions (note 2)	(185,745)	(4,271)
Additions to property, plant and equipment	(32,300)	(21,164)
Other investing activities	(15,525)	228

	(233,152)	(22,968)

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	3,952	4,499
Increase in bank and other indebtedness	5,026	33,748
Net issue (repayment) of long-term debt	176,782	(33,119)

	185,760	5,128

Net foreign currency translation adjustment	1,646	9,649

Increase (decrease) in cash	41,935	(25,014)
Cash, beginning of period	129,676	47,644

Cash, end of period	$171,611	$22,630

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended June 30
(In thousands of U.S. dollars)

	2004	2003
Cash provided by (used in) operating activities
Net income for the period	$36,191	$27,339
Depreciation and amortization	14,546	12,070
Non-controlling interest	1,774	1,796
Cash from (reinvested in) working capital and other	70,648	(26,839)

	123,159	14,366

Cash provided by (used in) investing activities
Proceeds from sale of assets	303	2,005
Acquisitions (note 2)	(22,472)	(4,271)
Additions to property, plant and equipment	(16,540)	(12,945)
Other investing activities	(10,383)	813

	(49,092)	(14,398)

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	948	3,858
Decrease in bank and other indebtness	(6,386)	(6,616)
Repayment of long-term debt	(11,361)	(8,068)

	(16,799)	(10,826)

Net foreign currency translation adjustment	756	6,502

Increase (decrease) in cash	58,024	(4,356)
Cash, beginning of period	113,587	26,986

Cash, end of period	$171,611	$22,630

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of six months ended June 30
(In thousands of U.S. dollars)

	2004	2003
Sales
North America	$827,242	$690,850
Europe and other	224,778	186,752
Intersegment	(19,486)	(18,430)

	$1,032,534	$859,172

Segment operating income
North America	$100,030	$80,757
Europe and other	23,987	20,339

	124,017	101,096

Expenses
General	16,913	15,418
Interest	17,903	18,266
Other expense	1,196	330
Income taxes	21,300	17,061
Non-controlling interest	2,770	2,338

	60,082	53,413

Net income	$63,935	$47,683

Product line segment data
Sales:
Interior products	$656,178	$572,047
Exterior products	376,356	287,125

	$1,032,534	$859,172

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended June 30
(In thousands of U.S. dollars)

	2004	2003
Sales
North America	$459,305	$366,631
Europe and other	115,743	98,815
Intersegment	(10,481)	(8,491)

	$564,567	$456,955

Segment operating income
North America	$54,955	$44,813
Europe and other	12,931	11,557

	67,886	56,370

Expenses
General	8,745	7,669
Interest	9,338	9,399
Other (income) expense	(534)	101
Income taxes	12,372	10,066
Non-controlling interest	1,774	1,796

	31,695	29,031

Net income	$36,191	$27,339

Product line segment data
Sales:
Interior products	$337,247	$288,469
Exterior products	227,320	168,486

	$564,567	$456,955

UNAUDITED NET INCOME RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Period of six months ended June 30
(In thousands of U.S. dollars)

	2004	2003
Net income based on Canadian GAAP	$63,935	$47,683
Effect of SFAS 133, net of tax	2,405	(1,524)

Net income based on United States GAAP	$66,340	$46,159

Earnings per share under United States GAAP:
Basic	$1.21	$0.86

Diluted	$1.18	$0.84

UNAUDITED NET INCOME RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Period of three months ended June 30
(In thousands of U.S. dollars)

	2004	2003
Net income based on Canadian GAAP	$36,191	$27,339
Effect of SFAS 133, net of tax	1,265	(1,231)

Net income based on United States GAAP	$37,456	$26,108

Earnings per share under United States GAAP:
Basic	$0.68	$0.49

Diluted	$0.67	$0.47